Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-271529

CION ARES DIVERSIFIED CREDIT FUND

Supplement dated April 1, 2026

To

Prospectuses and Statement of Additional Information for Class A Shares,
Class C Shares, Class I Shares, Class L Shares, Class U Shares, Class U-2 Shares
and Class W Shares, each dated April 30, 2025, as supplemented to date

This supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying Prospectuses (each, a “Prospectus” and collectively, the “Prospectuses”) and Statement of Additional Information (“SAI”) of CION Ares Diversified Credit Fund (the “Fund”). This Supplement is part of, and should be read in conjunction with, the Prospectuses and SAI. Unless otherwise indicated, all other information included in the Prospectuses and SAI that is not inconsistent with the information set forth in this Supplement remains unchanged. The Prospectuses and SAI have been filed with the U.S. Securities and Exchange Commission and are available free of charge at www.sec.gov or by calling (888) 729-4266. Capitalized terms used in this Supplement have the same meanings as in the Prospectuses and SAI, as applicable, unless otherwise stated herein.

Effective April 1, 2026, Samantha Milner has been appointed as a Vice President of the Fund and added as a Portfolio Manager of the Fund. In addition, effective April 1, 2026, and in connection with his recent elevation to Vice Chair of Ares Management, Greg Margolies no longer serves as a Portfolio Manager of the Fund. Greg Margolies will remain a Vice President of the Fund and remains on Ares Capital Management II LLC’s (the “Sub-Adviser”) Allocation Committee.

Accordingly, effective immediately, the following changes are made to the Fund’s Prospectuses:

The first paragraph in the section of each Prospectus entitled “Investment Objective, Opportunities and Strategies—The Investment Process” is hereby deleted in its entirety and replaced with the following:

The Fund’s portfolio is managed by CAM representatives Mitch Goldstein, Samantha Milner and Michael Smith, who are also employees of an affiliate of Ares, where Mitch Goldstein and Michael Smith serve as Co-Heads of the Ares Credit Group and Samantha Milner is a Partner. In managing the portfolio, they employ two principal inputs, a quantitative allocation model and the Sub-Adviser’s Allocation Committee comprised of portfolio managers and investment officers from each underlying credit discipline.

The last paragraph in the section of each Prospectus entitled “Investment Objective, Opportunities and Strategies—The Investment Process” is hereby deleted in its entirety and replaced with the following:

The process culminates as Mitch Goldstein, Samantha Milner and Michael Smith determine portfolio positioning and will decide how much of the Fund’s portfolio is invested in each credit asset class. The composition and construction of each underlying asset category is then determined by the portfolio managers specific to that asset category. To the extent possible, such portfolio managers are the same as would be employed in managing a standalone fund within that underlying asset class and the pool of investment ideas from which the underlying asset category is populated would similarly be the same. All investments are either sourced from third parties or by Ares directly, but the Fund expects the vast majority of the Fund’s investments to be directly originated by the Ares investment teams. While each underlying investment team employs its own distinct investment process tailored to that asset class, all portfolio investments undergo intensive screening, due diligence, and credit analyses focused on principal preservation and long-term value creation in market leading businesses. This ensures integrity of process down to the selection of specific companies and credits and is intended to maximize “best ideas” capture across the platform. As the allocation between various asset classes change, underlying portfolio managers are directed to monetize assets or increase their investments to raise liquidity or deploy additional investment capital.

The graphic following the last paragraph in the section of each Prospectus entitled “Investment Objective, Opportunities and Strategies—The Investment Process” is hereby deleted in its entirety.

The section of each Prospectus entitled “Management of the Fund—Investment Personnel” is hereby updated to reflect the addition of Samantha Milner as a Portfolio Manager of the Fund, and all references to Greg Margolies as a Portfolio Manager of the Fund are hereby removed.

Effective immediately, the following changes are made to the Fund’s SAI:

The section of the SAI entitled “Management of the Fund—Board of Trustees and Executive Officers” is hereby updated to include the following information regarding Samantha Milner:

Name, Address(1) and Year of Birth	Position(s) Held with the Fund	Officer Since	Principal Occupation(s) or Employment During Past Five Years
Samantha Milner 1978	Vice President	2026	Samantha Milner is a Partner and U.S. Liquid Credit Portfolio Manager in the Ares Credit Group where Samantha Milner is primarily responsible for managing Ares’ U.S. bank loan credit strategies. Samantha Milner also serves as a Vice President and Portfolio Manager for Ares Dynamic Credit Allocation Fund, Inc. Samantha Milner serves as a member of the Ares Credit Group’s U.S. Liquid Credit Investment Committee. Samantha Milner joined Ares in 2004.

(1)	The address of each officer is care of the Corporate Secretary of the Fund at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067.

The section of the SAI entitled “Management of the Fund—Portfolio Management” is hereby deleted in its entirety and replaced with the following:

Portfolio Management

Other Accounts Managed by Portfolio Managers

The portfolio managers primarily responsible for the day-to-day management of the Fund also manage other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of December 31, 2025: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by each portfolio manager; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.

	Number of Accounts	Assets of Accounts (in millions)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in millions)
Mitch Goldstein
Registered Investment Companies	2	$60,236	2	$60,236
Other Pooled Investment Vehicles	5	$48,656	5	$48,656
Other Accounts	38	$30,017	38	$19,672
Samantha Milner
Registered Investment Companies	4	$2,321	0	$0
Other Pooled Investment Vehicles	2	$3,132	0	$0
Other Accounts	26	$8,343	6	$2,388
Michael Smith
Registered Investment Companies	2	$60,236	2	$60,236
Other Pooled Investment Vehicles	3	$10,615	3	$10,615
Other Accounts	3	$1,814	3	$1,814

Compensation of Portfolio Managers

Compensation is determined by Advisers’ executive leadership, with recommendations made by the head of each applicable business unit. Compensation may include a variety of components and may vary from year to year based on a number of factors. Generally, portfolio managers receive a base salary and are eligible for a discretionary year-end bonus based on performance, a portion of which may be paid in the form of shares of Class A Common Stock of the Sub-Adviser’s publicly traded parent company.

Base compensation

Generally, when portfolio managers receive base compensation from the Advisers, it is based on their individual seniority and their position within the firm.

Discretionary compensation

In addition to base compensation, the portfolio managers may receive discretionary year-end bonus compensation from the Advisers or its ultimate parent company. Subject to a minimum compensation threshold, a portion of year-end bonus may be paid in the form of shares of Class A Common Stock of the Sub-Adviser’s publicly traded parent company, which vests over time. Discretionary compensation may be based on individual seniority and contribution, and, if applicable, may include direct carried interest and/or profit participations with respect to funds in which the portfolio managers are involved and may also include similar incentive awards relating to the funds in the firm’s other investment groups.

Securities Ownership of Portfolio Managers

The following table shows the dollar range of equity securities in the Fund beneficially owned by each of the portfolio managers as of December 31, 2025.

Name	Aggregate Dollar Range of Equity Securities in the Fund(1)
Mitch Goldstein	None
Samantha Milner	None
Michael Smith	None

(1)	Dollar ranges are as follows: None, $1–$10,000, $10,001–$50,000, $50,001–$100,000, $100,001–$500,000, $500,001–$1,000,000 or Over $1,000,000.

All references to Greg Margolies in the SAI as a Portfolio Manager of the Fund, and any related information regarding Greg Margolies as a Portfolio Manager of the Fund included therein, is hereby removed.

Please retain this Supplement with your Prospectus and SAI.